UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER: 1-4825

WEYERHAEUSER 401(k) PLAN

WEYERHAEUSER COMPANY

A Washington Corporation

220 Occidental Avenue South

Seattle, Washington 98104

Telephone: (206) 539-3000

Financial Statements and Exhibit

Item 4: Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser 401(k) Plan statements of net assets available for benefits as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, together with report of Independent Registered Public Accounting Firm.

Exhibit: Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEYERHAEUSER 401(k) PLAN
Date:	June 28, 2021

By:	/s/ Kim D. Eckroth
Kim D. Eckroth
Chair
Administrative Committee

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Administrative Committee and Participants

Weyerhaeuser 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Weyerhaeuser 401(k) Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information included in Schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedule, we evaluated whether the supplementary information, including its form and content, is presented in accordance with Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplementary information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington

June 28, 2021

We have served as the Plan’s auditor since 2015

WEYERHAEUSER 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

(Dollar amounts in thousands)

	2020	2019
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	$130,269	$147,935
Shares of registered investment company funds	583,251	533,205
Shares of collective trust funds	1,443,039	1,328,388
Participant directed investments at contract value:
Synthetic Guaranteed Investment Contracts	200,557	196,580
Pending Trades and other	190	(405)
Notes receivable from participants	25	217
Net assets available for benefits	$2,357,331	$2,205,920

See accompanying notes to financial statements.

WEYERHAEUSER 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

(Dollar amounts in thousands)

Net investment income	$ 284,421
Contributions:
Participant pretax and Roth company matching	48,718
Company matching	24,319
Participant rollovers	4,705
Total contributions	77,742
Interest income on notes receivable from participants	4
Deductions:
Benefits paid to participants	210,756
Net increase	151,411
Net assets available for benefits:
Beginning of year	2,205,920
End of year	$2,357,331

See accompanying notes to financial statements.

WEYERHAEUSER 401(k) PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(1)	Description of the Plan

The following description of the Weyerhaeuser 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description and Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Salaried or hourly employees of Weyerhaeuser Company (the Company) or a participating subsidiary, defined as a corporation in which the Company or one of its subsidiaries own voting stock, are eligible to participate in the Plan. Employees subject to collective bargaining agreements are eligible only if the terms of their agreement expressly provide for participation.

The Plan is administered by the Administrative Committee made up of certain Company employees. The Investment Committee has investment oversight and responsibility for all investment matters. Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. Vanguard investment transactions qualify as party-in-interest transactions. Invesco acts as the investment manager for the Weyerhaeuser Stable Value Fund. Weyerhaeuser Stable Value Fund investments may be invested in Invesco Group Trust for Retirement Savings funds, a group trust for which Invesco National Trust Company serves as trustee and investment manager. As a result, Invesco investment transactions qualify as party-in-interest transactions.

The Plan includes both a traditional and a Roth contribution option. Traditional contributions are made on a pretax basis and later distributions including earnings thereon are taxed upon withdrawal. Roth contributions are made on an after-tax basis and later distributions including earnings thereon may be withdrawn tax-free subject to certain Internal Revenue Service limitations. Roth and traditional pretax contributions are combined for the purposes of determining maximum eligible Plan contributions under Internal Revenue Code (IRC) guidelines.

The Coronavirus Aid, Relief, and Economic (CARES) Act was enacted on March 27, 2020. Due to the CARES Act, Weyerhaeuser allowed qualified COVID-19 coronavirus related withdrawals from the 401(k) Plan. The COVID withdrawals are different from regular 401(k) Plan in-service or hardship withdrawals. In order to qualify, a participant (or their spouse) must meet the stated requirements within the provisions of the CARES Act. COVID withdrawals were only available between January 1, 2020 thorugh December 31, 2020,  with a maximum distribution amount of $100,000.

(b)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights

The Employee Stock Ownership Plan is a portion of the Plan invested in the Weyerhaeuser Company Stock Fund. Participants may elect to reinvest any cash dividends into the Weyerhaeuser Company Stock Fund, or to receive payment in cash. Cash payments during 2020 amounted to approximately $118,000 and were reported as benefits paid to participants. The terms of the Plan allow participants to exercise voting rights for the number of whole shares represented by units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive voting instructions are voted in the same proportions as shares for which the trustee receives voting instructions. Effective February 28, 2020, the Weyerhaeuser Company Stock Fund was frozen, meaning no new monies could be contributed or transferred to the fund after that date. Refer to Note 6: Subsequent Events for further information.

(c)	Contributions

The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the IRC that allows participants to designate any whole percent up to 75% of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC. Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay. The rate increases 1% per year up to 15% of pay, unless the employees elect otherwise. Employees may opt out within 60 days of the enrollment kit mailing date and may discontinue contributing to the Plan at any time. Participant contributions may be suspended at the participant’s request. Participants may roll over funds representing distributions from other qualified retirement plans.

The Company matching contribution is discretionary as determined by the Weyerhaeuser Company Board of Directors (the Board). For salaried employees and certain hourly employees with salaried benefits, the current Company matching contribution is 50% on the first 6% of eligible compensation contributed by each participant in each pay period. For employees with hourly benefits, the current contribution is generally 50% on the first 5% of eligible compensation contributed by each participant in each pay period, unless otherwise specified in the Plan Document. In addition to the Company matching contribution, a Company discretionary matching contribution can be made by action of the Board. Non-elective contributions are made for salaried and non-union hourly employees hired or rehired on or after January 1, 2014. The non-elective contribution is equal to 5% of the participant's eligible compensation. Union-represented hourly employees may be eligible for a non-elective contribution. The amount of contribution and the effective date for hires and rehires to receive the non-elective contribution is specified in Schedule B of the Plan Document.

Company matching contributions and non-elective contributions are invested in accordance with each participant’s investment direction in effect at the time.

(d)	Participant Accounts

An individual account is maintained for each plan participant to reflect their share of the Plan’s income and losses, participant contributions, Company contributions, and charged with their withdrawals. Allocations of income and losses are based on the number of units of the various investment funds assigned to each participant’s account on a daily basis.The benefit to which a participant is entitled is the vested benefit that can be provided from the participant account.

(e)	Vesting

Participants are fully vested in their own contributions and earnings thereon. Participants vest in matching contributions and non-elective contributions, and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	—%
Two years of service	20%
Three years of service	40%
Four years of service	60%
Five years of service	80%
Six or more years of service	100%

Company contributions and earnings thereon also become fully vested upon one of the following events:

•	at normal or early retirement age under the employer’s defined benefit pension plan,
•	at age 65,
•	upon death or total and permanent disability while employed at the Company,
•	upon termination of service due to a plant closure,
•	upon termination of the Plan, or
•	upon involuntary termination of service, except for violations of certain employee conduct standards outlined in the Plan.

If a participant is not fully vested in matching contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits any unvested matching contributions. Forfeitures are used to reduce future Company contributions or to pay Plan administrative expenses to the extent permitted by applicable law. During 2020, approximately $977,000 of forfeitures were used to reduce Company contributions and pay Plan administrative expenses. There were approximately $572,000 and $340,000 of unallocated forfeitures as of December 31, 2020 and 2019, respectively.

(f)	Investment Options

Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the investment options provided by the Plan. If a participant does not specify the investment fund in which to invest deferral, rollover, or employer contributions, the contributions will be invested in the Vanguard Target Retirement Trust I closest to the participant’s retirement date, assuming a retirement age of 65.

Participants may reallocate funds in their accounts among the investment options offered by the Plan on a daily basis.

(g)	Valuation Frequency

Account balances are valued on a daily basis.

(h)	Payment of Benefits

Participant contributions made before 1983 and earnings thereon may be withdrawn at any time upon request. Participant contributions made after 1982 and amounts in the rollover portion of accounts may be withdrawn for financial hardship subject to restrictions under the IRC and the Plan. Participant contributions may also be withdrawn after participants reach age 59½. The vested interest in Company matching contributions, performance share contributions, and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after reaching age 59½. Additional distribution options may be available to participants who participated in a plan that was merged into the Plan; these options are described in the Plan documents.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they elect. Participants with accounts valued at $1,000 or less receive a distribution of their entire interest in the Plan after termination of employment. Participants with balances less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account after termination of employment, unless otherwise elected.

The nonvested portions of participants’ accounts are forfeited upon distribution of the accounts or after a five-year period of severance, whichever is earlier.

(i)	Expenses of the Plan

Participants pay a flat fee of $33 per year for costs to administer the Plan. Participants pay an additional fee to process requests for hardship withdrawals and Qualified Domestic Relations Orders. Brokerage fees, stock transfer taxes, and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the Weyerhaeuser Company 401(k) Plan out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. All fees are included as a component of net investment income in the Statement of Changes in Net Assets Available for Benefits. All other administrative expenses, such as professional fees, are paid by the Company on behalf of the Plan.

Fees paid by the Plan to Invesco for the investment management services provided in the year ended December 31, 2020 were approximately $251,000.

(2)Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation and Income Recognition

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts which are valued at contract value. See also Note 5: Plan Assets.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation or depreciation in fair value of investments. Total investment income of the Plan is presented in Note 5: Plan Assets, Part (c) Investment Income.

(c)	Risks and Uncertainties

The Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(d)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Valuation of Plan Investments

The fair value of Plan investments is based upon the information available at year end. Investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is based upon the amount that would be received in an orderly transaction between market participants at the reporting date. Investments are not valued based upon a forced or distressed sale scenario. Instead, both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an investment in an orderly transaction within the principal market of that investment are considered.

Investments are valued based upon the observability of exit pricing inputs. The Plan measures the fair value for certain investments that are not exchange traded and do not have a readily determinable fair value using net asset value as a practical expedient. As such, these assets are excluded from the fair value hierarchy classification. For all other investments where fair value does not use net asset value as a practical expedient, the classification is based upon the lowest level input that is significant to the fair value measurement of the investments in their entirety. The fair value hierarchy followed is outlined below:

Level 1: Inputs are unadjusted quoted prices for identical assets and liabilities traded in an active market.

Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices will have a higher degree of market price observability and thus, a lesser degree of judgment applied when measuring fair value than those with unobservable pricing inputs.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated May 25, 2017, stating that the Plan qualifies under Section 401(a) of the IRC. Although the Plan has been amended since receiving the determination letter, management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

Generally accepted accounting principles in the U.S. require plan management to evaluate Plan tax positions and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

(5)	Plan Assets
(a)	Synthetic Guaranteed Investment Contracts

Fully benefit-responsive synthetic guaranteed investment contracts (Synthetic GICs) included in the Weyerhaeuser Stable Value Fund meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value equals the principal balance of the Contracts plus accrued interest at the stated contract rate, less payments received and contract charges by issuers. Synthetic GICs are investments that simulate the performance of a traditional guaranteed investment contract through the use of Invesco fixed income bank collective trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to plan documents (including complete or partial plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Under the terms of the Synthetic GIC’s, the crediting interest rates are determined monthly based on the insurance companies’ applicable rate schedules.

(b)	Investment Valuation at Fair Value

Plan assets at fair value include the value of fund assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price, comprised of year-end market price plus any cash equivalent position held. Investments in collective trust funds use net asset value as a practical expedient to determine the fair value and are not classified in the fair value hierarchy. There are no redemption restrictions on investments using net asset value as a practical expedient.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Additional fair value information related to the investments held by the Plan as of December 31, 2020 and 2019 is as follows:

Fair Value Measurements of the Plan at December 31, 2020
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Weyerhaeuser Company Stock Fund:
Company stock	$129,825			$129,825
Cash	444			444
Registered investment company funds	583,251			583,251
Investments measured using net asset value as a practical expedient:
Collective trust funds				1,443,039
Total investments measured at fair value				$2,156,559

Fair Value Measurements of the Plan at December 31, 2019
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)		Totals
	(Dollar amounts in thousands)
Weyerhaeuser Company Stock Fund:
Company stock	$147,491				$147,491
Cash	444				444
Registered investment company funds	533,205			4	533,205
Investments measured using net asset value as a practical expedient:
Collective trust funds					1,328,388
Total investments measured at fair value					$2,009,528

(c)	Investment Income

The following table presents the investment income in the Plan for the year ended December 31, 2020 (dollar amounts in thousands):

Net appreciation in fair value of investments	$262,137
Dividend income	17,725
Interest income	4,559
Net investment income	$284,421

(6)	Subsequent Events

Management has evaluated events through the date that the financial statements were issued, and noted the following.

Effective August 31, 2021, the Weyerhauser Company Stock Fund will be fully eliminated as an investment option following an 18-month sunset period. Remaining assets invested in the Weyerhaeuser Company Stock Fund as of the sunset date will be automatically moved to the Vanguard Target Retirement Trust based on the target date closest to the year in which the participant will reach age 65.

WEYERHAEUSER 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

(Dollar amounts in thousands)

EIN: 91-0470860

Plan: 035

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost **	(e) Current Value
*	Participant Loans	Interest rates range from 4.25% to 9.5%, maturing through April 2021		$25
*	Weyerhaeuser Company Stock Fund	Company Stock Fund		130,269
*	Vanguard Institutional 500 Index Trust	Common/Collective Trust		599,180
*	Vanguard Institutional Extended Market Index Trust	Common/Collective Trust		237,940
*	Vanguard Target Retirement 2015 Trust I	Common/Collective Trust		37,554
*	Vanguard Target Retirement 2020 Trust I	Common/Collective Trust		54,896
*	Vanguard Target Retirement 2025 Trust I	Common/Collective Trust		138,519
*	Vanguard Target Retirement 2030 Trust I	Common/Collective Trust		83,813
*	Vanguard Target Retirement 2035 Trust I	Common/Collective Trust		99,384
*	Vanguard Target Retirement 2040 Trust I	Common/Collective Trust		46,680
*	Vanguard Target Retirement 2045 Trust I	Common/Collective Trust		55,682
*	Vanguard Target Retirement 2050 Trust I	Common/Collective Trust		30,832
*	Vanguard Target Retirement 2055 Trust I	Common/Collective Trust		27,137
*	Vanguard Target Retirement 2060 Trust I	Common/Collective Trust		13,379
*	Vanguard Target Retirement 2065 Trust I	Common/Collective Trust		2,783
*	Vanguard Target Retirement Income Trust I	Common/Collective Trust		15,260
*	Vanguard Federal Money Market Fund	Investment Company		66,915
*	Vanguard Total Bond Market Index Fund: Inst’l Plus Shr	Registered Investment Company		164,612
*	Vanguard Total International Stock Index Fund: Inst’l Plus Shr	Registered Investment Company		150,640
*	Vanguard Wellesley Income Fund Admiral Shares	Registered Investment Company		189,935
*	Vanuard Inflation-Protected Securities Fund: Ad Shares	Registered Investment Company		4,042

*	Vanguard Federal Money Market Fund	Registered Investment Company	7,107
	Weyerhaeuser Stable Value Fund at Contract Value	Unallocated Insurance
	Dodge & Cox Core Fixed Income Fund	Collective Trust	11,229
*	Invesco Core Fixed Income Fund	Collective Trust	11,250
*	Invesco Intermediate Fund	Collective Trust	22,221
*	Invesco Short Term Bond Fund	Collective Trust	99,468
	Jennison Intermediate Fund	Collective Trust	22,184
	Loomis Sayles Core Fxed Income Fund	Collective Trust	11,043
	Loomis Sayles Intermediate Fund	Collective Trust	11,102
	PIMCO Core Fixed Income Fund	Collective Trust	11,025
	PIMCO Intermediate Fund	Collective Trust	10,886
	Wrapper Contract	Wrapper Contract	(9,851)
	Subtotal of Stable Value Fund		200,557
Total investments and notes receivable from participants (held at end of year)			$2,357,141

* Indicates party-in-interest.

**Historical cost not applicable because investments are participant directed